Exhibit 4.1


            Amendment and Termination of Shareholder Rights Agreement

         This Amendment and Termination of Shareholder Rights Agreement (this "Agreement") is entered into as of the 20th day of October, 2003 by and between The South Financial Group, Inc. (the "Company") and Carolina First Bank, as Rights Agent (the "Rights Agent").

1. Pursuant to action by the Board of Directors of the Company in accordance with Section 23. of the Amended and Restated Shareholder Rights Agreement dated December 18, 1996 by and between the Company and the Rights Agent (the "Rights Agreement"), all Rights (as defined in the Rights Agreement) outstanding as of date hereof are redeemed.

2. Notwithstanding any provision of the Plan to the contrary, the Redemption Price (as defined in the Rights Agreement) shall be $.001 per Right and, in determining the aggregate amount payable to any particular holder of Rights, any fraction of a cent shall be rounded up to the next whole cent.

3. The Rights Agreement is terminated effective as of the date hereof.

4. In accordance with Section 27. of the Rights Agreement, the Rights Agent executes this Agreement pursuant to the direction of the Company.

Executed as of the date first set forth above.

THE SOUTH FINANCIAL GROUP, INC.             CAROLINA FIRST BANK, Rights Agent

By: /s/ William S. Hummers III              By: /s/ William S. Hummers III
    --------------------------------            --------------------------
Name: William S. Hummers III                Name: William S. Hummers III
Title: Executive Vice President             Title: Executive Vice President